22004052

SEC Mail Processing

FEB 28 2022

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40770

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OFG Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

120 SE 6th Avenue, Townsite #2, Suite 105
(No. and Street)

Topeka (City) KS (State) 66603 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Todd Payne (Name) 785-233-4071 (Area Code – Telephone Number) toddpayne@ofgfinancial.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Armanino, LLP
(Name – if individual, state last, first, and middle name)

6 City Place Drive, Suite 900 (Address) St. Louis (City) MO (State) 63141 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 32 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Todd Payne, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OFG Financial Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Kelly D. Dean
NOTARY PUBLIC – STATE OF KANSAS
MY APPT EXP: 5-16-23

Kelly D. Dean
Notary Public

Signature: [signature]

Title: Secretary / Treasurer / CFO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OFG FINANCIAL SERVICES, INC.

FORM X-17A-5, PART III
SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2021

OFG FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

Year Ended December 31, 2021

TABLE OF CONTENTS

Armanino LLP
6 Cityplace Drive
Suite 900
St. Louis, MO 63141-7194
314-983-1200 main
armaninoLLP.com

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
OFG Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OFG Financial Services, Inc. (a Kansas corporation) as of December 31, 2021, the related statement of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of OFG Financial Services, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of OFG Financial Services, Inc.'s management. Our responsibility is to express an opinion on OFG Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to OFG Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information included at pages 16-20 have been subjected to audit procedures performed in conjunction with the audit of OFG Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of OFG Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as OFG Financial Services, Inc.'s auditor since 2015.

Armanino LLP

Armanino LLP
St. Louis, Missouri

February 1, 2022

OFG FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

	2021
ASSETS	
Cash and cash equivalents:	
Cash	$ 1,447,465
Money market accounts	199,204
	1,646,669
Receivables:	
Commissions and concessions	1,218,020
Advances to salespeople	698
	1,218,718
Clearinghouse deposit	15,000
Prepaid income taxes	10,582
Prepaid expenses	93,271
Investment - annuity contract, at fair value	658,011
Operating lease right-of-use asset	36,027
Furniture and equipment, less accumulated depreciation of $ 6,882	34,408
	847,299
	$ 3,712,686

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION (cont'd)

December 31, 2021

	2021
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable	$ 13,580
Accrued liabilities:	
Commissions	871,908
Bonuses	993,953
Operating lease payable	36,027
Total liabilities	1,915,468
Stockholder's equity:	
Common stock - $ 10 par value; authorized 2,500 shares, issued and outstanding 325 shares	3,250
Additional paid-in capital	163,750
Retained earnings	1,630,218
	1,797,218
	$ 3,712,686

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2021

	2021
Revenues:	
Commissions, concessions and fees	$ 16,369,417
Management and investment advisory fees	326,579
Interest	22,039
	16,718,035
Expenses:	
Employee compensation and benefits	3,808,067
Commissions	11,937,185
Clearing charges	54,780
Operating lease expense	79,040
Technology and communications	231,469
Promotional costs	155,683
Supplies	66,697
Taxes, other than income taxes	102,678
Depreciation	6,882
Other operating expenses	189,802
	16,632,283
Income before income taxes	85,752
Provision for income taxes	44,538
Net income	$ 41,214

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2021

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2021	$ 3,250	$ 163,750	$ 1,589,004	$ 1,756,004
Net income	-	-	41,214	41,214
Balance at December 31, 2021	$ 3,250	$ 163,750	$ 1,630,218	$ 1,797,218

See accompanying notes to financial statements.

OFG FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2021

	2021
Cash flows from operating activities:	
Net income	$ 41,214
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,882
Changes in assets and liabilities:	
Receivables	(133,484)
Prepaid expenses	6,952
Accounts payable	12,367
Accrued liabilities	425,175
Net cash provided by operating activities	359,106
Cash flows from investing activities:	
Purchase of equipment	(41,290)
Purchase of guaranteed interest account	(19,165)
Net cash used in investing activities	(60,455)
Net increase in cash and cash equivalents	298,651
Cash and cash equivalents, beginning of year	1,348,018
Cash and cash equivalents, end of year	$ 1,646,669

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid for income taxes	$ 55,120
Cash paid on operating leases	$ 79,040

See accompanying notes to financial statements.

1 - Organization and Summary of Significant Accounting Policies

Organization

OFG Financial Services, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company concentrates in the marketing of mutual funds and annuities covering an area which includes 23 states. A substantial part of commissions and concessions revenue is generated through two investment/insurance custodians.

Statements of Cash Flows

For purposes of the statement of cash flows, the Company considers all cash and investments with an original maturity of three months or less to be cash equivalents.

Investment and Fair Value Measurement

The Company's annuity contract investment is measured at fair value on a recurring basis. Valuation techniques used to measure fair value are prioritized into the following hierarchy:

Level 1	Quoted prices in active markets for identical assets.
Level 2	Quoted prices for similar assets in active or inactive markets, or inputs derived from observable market data by correlation such as appraisals or other means such as calculations based on contractual rates and published tables.
Level 3	Unobservable inputs that reflect management's assumptions and best estimates based on available data.

The Company's investment in a flexible premium deferred variable annuity contract is carried at the fair value determined by the insurance company (Level 3 measurements). Management further evaluates Level 3 measurements by determining the credit-worthiness and financial stability of the underlying insurance carrier and the timeliness and accuracy of the interest credits to the annuity contract. Credit-worthiness is evaluated by reviewing public information from independent rating agencies such as A.M. Best and S&P. The underlying investment in the annuity is a guaranteed interest account. The guaranteed interest account generally invests in highly liquid agency obligations and mutual funds. Investment in the guaranteed interest account is not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to this investment is minimal.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Furniture and Equipment

Furniture and equipment are recorded at cost and consist of items with original cost greater than $ 5,000 and a useful life of greater than one year. Depreciation is provided on the straight-line method over the estimated useful lives of assets, which are generally five years. Assets acquired under finance leases are capitalized and amortized over a period not in excess of applicable lease terms. Expenditures for major renewals and improvements are capitalized. Expenditures for maintenance and repair are charged to expense as incurred. When equipment is retired or otherwise disposed of, the related costs and accumulated depreciation or amortization are removed from the accounts, and any gain or loss is reflected in the statement of income. Depreciation expense for the year ended December 31, 2021 was $ 6,882.

Revenue Recognition

The Company's revenue from contracts with customers includes commissions and concessions, 12b-1 fees, and fees from asset management and investment advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a given point in time or over time.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company receives a commission. Commissions and related clearing expenses are recorded on the trade date since this is the date when pricing is agreed upon and risks and rewards of ownership have been transferred to/from the customer, thereby satisfying the Company's performance obligation. For direct business, commissions and concessions and 12b-1 fees are recorded as revenue once the investment custodian confirms that payment has been received and/or the commission, concession, or 12b-1 fee is earned. 12b-1 fees have variable considerations, such as the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, and the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. 12b-1 fees recognized in the current period are primarily related to performance obligations satisfied in prior periods.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Revenue Recognition (Continued)

The Company provides management and investment advisory services to customers on a daily basis. The Company believes the performance obligation for providing these services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Management and investment advisory fees are received monthly or quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancelable operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable, or otherwise the Company uses LIBOR plus a spread. The implicit rate of the Company's lease is not readily determinable and accordingly the Company uses LIBOR plus a spread based on the information available at the commencement date for the lease. The Company's discount rate for a lease is an estimate of the rate of interest it would pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

1 - Organization and Summary of Significant Accounting Policies (Continued)

Leases (Continued)

The Company made an accounting policy election to account for each separate lease component of a contract and its associated non-lease components as separate components, and therefore the Company only includes the fixed lease component in the measurement of the ROU asset and lease liability.

Promotional Costs

Promotional costs including advertising are expensed as incurred.

Income Tax Matters

The Company's policy is to evaluate uncertain tax positions annually. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction, Kansas and various other state jurisdictions.

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Current income taxes are calculated on a separate return basis utilizing currently enacted tax laws and rates. Deferred income taxes are provided for temporary differences between the financial reporting bases and income tax bases of the Company's assets and liabilities using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period that includes the change.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2 - Cash and cash equivalents

The Company routinely invests its surplus operating funds in money market funds. These funds generally invest in highly liquid U.S. government and agency obligations and various investment grade corporate obligations. Certain investments in money market funds are not insured or guaranteed by the U.S. government or by the underlying corporation; however, management believes that credit risk related to these investments is minimal.

The Company maintains deposits in banks. These deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $ 250,000 per bank. The Company's deposits may have exceeded the FDIC insurance limits during the year ended December 31, 2021.

3 - Investment

The Company's investment is stated at fair value and consists of the following:

	Fair Value	Level 1	Level 2	Level 3
Annuity contract	$ 658,011	$ -	$ -	$ 658,011

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2021:

	Beginning Balance	Total Gains/ Losses	Interest Earned	Purchases, Issuances, Settlements	Ending Balance	Unrealized Gains/ Losses
Annuity contract	$ 638,846	$ -	$ 19,165	$ -	$ 658,011	$ -

The Company is the beneficiary of an annuity contract purchased through Security Benefit Life Insurance Company. The annuity pays interest at a guaranteed rate of 3.0%. Contract value represents principal and interest earned to date, which approximates fair market value. There has been no change to the valuation technique during 2021.

4 - Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company has classified this lease as an operating lease. Payments due under the lease contract include fixed payments. As for most leases, the implicit discount rate is not readily determinable, and the Company uses a discount rate based on LIBOR plus a spread, determined to be 6%, which represents the weighted-average discount rate for the Company's operating lease. The weighted-average remaining lease term for the Company's operating lease is 0.5 years.

The Company has a 60-month lease agreement for office space which is scheduled to terminate June 30, 2022, with no options to extend the lease, no purchase options, and no options to terminate the lease. Operating lease expense in 2021 for the office space lease was $ 72,960.

Future minimum operating lease payments are as follows:

2022	36,480
Total undiscounted lease payments	36,480
Less: Imputed interest	(453)
Total operating lease payable	$ 36,027

The Company had a residential property short-term operating lease with a related party for the purpose of providing a Topeka residence for the President of the Company. This lease terminated in February 2021 at the time the property was sold to an outside party. Annual short-term operating lease payments for 2021 were $ 2,000. The Company also paid annual maintenance expenses pertaining to the property, totaling $ 1,296 in 2021.

OFG FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

5 - Employee Benefit Plan

The Company sponsors a 401(k) profit-sharing plan. Full-time employees must complete one year of service and be at least 21 years of age in order to participate in the plan. Employees can contribute up to 10% of their salary subject to Internal Revenue Service limitations. The Company provided a discretionary contribution of 15% of employee compensation for all twelve months of 2021. Both employee and employer contributions are 100% vested upon payment into the plan. For the year ended December 31, 2021, the Company contributed $ 198,923 into the plan. These contributions are included in employee compensation and benefits on the statement of income.

6 - Income Taxes

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the year ended December 31, 2021, due to the following:

Computed "expected" tax expense (21%)	$ 18,008
Increase (decrease) in income taxes resulting from:	
Nondeductible expenses	18,841
Other	(447)
State income taxes, net of federal	8,136
Provision for income taxes	$ 44,538

7 - Related Party Transactions

For 2021, the Company received $10,750 per month pursuant to a Common Paymaster Agreement with an affiliated corporation to compensate for employee payroll expenses. The Company also received $ 1,250 per month from the affiliated corporation for use of office facilities and other administrative costs. These receipts are netted against certain operating expenses, including salaries, rent, communications, and promotional costs.

8 - Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. Net capital requirements, aggregate indebtedness, and net capital ratio as of December 31, 2021 were:

Net capital	$ 986,304
Minimum net capital requirements	100,000
Aggregate indebtedness	1,879,441
Aggregate indebtedness to net capital ratio	1.91 to 1

9 - Commitments and Contingencies

At December 31, 2021, the Company is not aware of any commitments or contingencies related to the normal course of business for the Company that would require additional disclosure in the financial statements. Commitments for operating leases are fully disclosed in Note 4 to the financial statements.

10 - Subsequent Events

Subsequent events have been evaluated by management of the Company through the date of the independent auditor's report, which is the date the financial statements were available to be issued.

SUPPLEMENTARY SCHEDULES

OFG FINANCIAL SERVICES, INC.

CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

December 31, 2021

No such liabilities exist at December 31, 2021.

See independent auditor's report.

Schedule 2

OFG FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

Aggregate indebtedness - total liabilities	$ 1,879,441
Net capital:	
Credit items:	
Common stock	$ 3,250
Additional paid-in capital	163,750
Retained earnings	1,630,218
	1,797,218
Debit items:	
Nonallowable assets:	
Advances to salespeople	698
Investment - annuity contract, at fair value	658,011
Property and equipment, net	34,408
Prepaid expenses	103,853
Haircut on money market account	13,944
	810,914
Net capital	986,304
Capital requirements	125,296
Capital in excess of requirements	$ 861,008

Ratio of aggregate indebtedness to net capital is 1.91 to 1.

There are no material differences between the preceeding computations and the Company's corresponding unaudited Part II Form X-17A-5 as of December 31, 2021.

See independent auditor's report.

Schedule 3

OFG FINANCIAL SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

Schedule 4

OFG FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2021

The Company is operating under the exemptive provisions of the Securities and Exchange Commission Rule 15c3-3 since the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See independent auditor's report.

OFG FINANCIAL SERVICES, INC.

RECONCILIATIONS

December 31, 2021

COMPUTATION OF NET CAPITAL

Not applicable.

RESERVE REQUIREMENTS

Not applicable.

See independent auditor's report.

Armanino [LLP]
6 Cityplace Drive
Suite 900
St. Louis, MO 63141-7194
314-983-1200 main
armaninoLLP.com

armanino

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
OFG Financial Services, Inc.
Topeka, Kansas

We have reviewed management's statements, included in the accompanying OFG Financial Services, Inc.'s Exemption Report, in which (1) OFG Financial Services, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which OFG Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) OFG Financial Services, Inc. stated that OFG Financial Services, Inc. met the identified exemption provision throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

OFG Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OFG Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Armanino LLP

Armanino LLP
St. Louis, Missouri

February 1, 2022

OFG
FINANCIAL SERVICES, INC.
SPECIALIZING IN RETIREMENT AND INVESTMENT PLANNING
MEMBER FINRA/SIPC

OFG Financial Services, Inc.'s Exemption Report

OFG Financial Services, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- The Company claimed exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

- The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the year ended December 31, 2021 without exception.

- The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

OFG FINANCIAL SERVICES, INC.

I, Todd Payne, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: [signature]

Title: Secretary / Treasurer

Corporate Office:
TOWNSITE PLAZA • BLDG. NO. 2 • SUITE 105 • 120 SE 6TH AVE. • TOPEKA, KANSAS 66603-3515
(785) 233-4071 • FAX (785) 233-5746

OFG Financial Services, Inc.

Report of Independent Register Public Accounting Firm on Applying Agreed-Upon Procedures

December 31, 2021

armanino

Armanino LLP
6 Cityplace Drive
Suite 900
St. Louis, MO 63141-7194
314-983-1200 main
armaninoLLP.com

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder
OFG Financial Services, Inc.
Topeka, Kansas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2021. Management of OFG Financial Services, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed appropriate for their purposes. The sufficiency of these procedure is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III (FOCUS report) for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no such overpayment.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of OFG Financial Services, Inc. and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Armanino LLP

Armanino, LLP
St. Louis, Missouri

February 1, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

OFG Financial Services, Inc.
Townsite Plaza #2, Suite 105
120 SE 6th Ave.
Topeka, KS 66603

40770, FINRA, DEC

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Todd Payne, 785-233-4071

2. A. General Assessment (item 2e from page 2) $ 544

B. Less payment made with SIPC-6 filed (exclude interest) (223)

7/20/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 321

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 321

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 321

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

OFG Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 14th day of January, 20 22.

Secretary/Treasurer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 16,718,035
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	16,278,470
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	54,780
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	22,039
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	16,355,289
2d. SIPC Net Operating Revenues	$ 362,746
2e. General Assessment @ .0015	$ 544

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